Exhibit 99.6

Synthorx, Inc. - Employee Questions and Answers

1.	What was announced regarding the Company and Sanofi?

Synthorx, Inc. (the “Company” or “Synthorx”) and Sanofi (“Sanofi”) have entered into a definitive merger agreement for Sanofi to acquire the Company at a price of $68.00 per share in a cash transaction, a significant premium over the previous trading price of the Company’s common stock.

Under the terms of the merger agreement, Sanofi will commence a tender offer (the “Tender Offer”) no later than December 23, 2019, to acquire all outstanding shares of the Company’s common stock.

2.	What is a Tender Offer?

A description of the Tender Offer can be found below, under “About the Tender Offer”.

3.	Why does this agreement make sense strategically?

The Company’s focus remains on, and our long-term vision continues to be, to prolong and improve the lives of people living with cancer and autoimmune disorders. Sanofi is a global leader in oncology and the treatment of autoimmune disorders, with a long and successful track record and the financial resources to develop our pipeline of drug candidates and use our platform to develop new drugs.

4.	When is the transaction expected to close? Is there anything that could stop it?

The transaction is expected to close in the first quarter of 2020. As with any company acquisition, the proposed transaction can only happen if Synthorx stockholders tender a sufficient number of shares in the Tender Offer and other conditions pursuant to the merger agreement are satisfied or waived.

5.	How will the transaction with Sanofi affect the employees of the Company?

The Company and Sanofi will continue to operate as separate, independent entities prior to the closing of the proposed transaction, and until that time it is business as usual for both companies. You will maintain your current reporting structure and, except as indicated below, your compensation and job responsibilities will remain unchanged prior to the closing of the transaction.

As with any combination involving two companies, there is the possibility of overlaps in existing job functions that may result in some changes in duties and workforce reductions. We will communicate new information when it becomes available, and we will provide answers to questions as soon as possible once decisions are made.

6.	Will I receive my 2019 bonus and a salary increase for 2020?

The Company intends to distribute annual bonuses for 2019 and make merit-based salary increases for 2020.

7.	I have vested and unvested stock options. What happens to my stock options now?

At the closing of the transaction, each of your stock options that is outstanding, whether vested or unvested, will by virtue of the transaction and without any action on your part, be accelerated and become fully vested and, if unexercised as of immediately prior to the closing of the transaction, be cancelled and converted into the right to receive a cash payment through the Company’s payroll equal to the excess of $68.00 over the per share exercise price of such option times the number of shares subject to such option, less any applicable taxes or other withholdings required by law. After cancellation, your options will cease to exist.

8.	What does this mean for my ESPP Shares?

Other than the two offering periods currently outstanding under the ESPP, no new ESPP offering will be authorized or commenced. There will be purchases under the ESPP on December 14, 2019 and shortly before the closing of the transaction. The Company’s 2018 Employee Stock Purchase Plan will terminate upon the closing of the transaction.

9.	What happens if I voluntarily resign prior to the closing of the transaction?

If you voluntarily terminate your employment at any time prior to the closing of the transaction, you will not be entitled to any benefits with respect to unvested awards and your unvested equity awards will terminate. Your vested options will remain exercisable for such period of time as may be set forth in your option documentation, and will remain eligible to be paid out in connection with the transaction if they have not terminated prior to the closing of the transaction.

10.	What happens if I exercise my currently vested stock options before the transaction closes?

You may exercise your vested stock options in accordance with our normal procedures for exercising options. Note that our trading window is currently closed. Although we typically open the trading window for employees three business days after the public release of earnings data for the fourth quarter of 2019, given current circumstances we will not open the trading window.

Every situation is unique, and you should consult with your personal tax and financial advisors with respect to any decision you may make with respect to your awards, and the tax consequences relating to your awards.

11.	What happens to the Company shares that I own?

The Tender Offer has not yet commenced. At the time the Tender Offer is commenced, you will be provided with an opportunity to tender your shares in exchange for $68.00 per share, without interest. Please see below under “Additional Information” for important information with respect to the Tender Offer.

12.	What happens to restricted shares previously issued upon the “early exercise” of a stock option that are subject to a right of repurchase by the Company.

Any repurchase rights of the Company with respect to restricted shares then outstanding as of immediately prior to the acceptance of the Tender Offer shall terminated. A holder of restricted shares may tender such shares as part of the Tender Offer.

13.	Is there anything I need to do now in preparation for the close of the transaction related to my stock options or any shares I own? Do I need to register them anywhere?

Details concerning proceeds and receiving your transaction consideration will be provided in the tender offer documents to be filed by Sanofi and the Company in their respective public filings regarding the transaction, which will be filed later this month.

14.	What happens to my benefits?

The Company employees will continue on the Company’s benefits until at least the time of the deal closing. Any further information will be forthcoming as part of the transition plan.

15.	What should I do if I’m contacted by the media, the financial community, or other third parties about the transaction?

Should you be contacted by members of the media or financial community or other third parties regarding this transaction, please refer all inquiries directly to Chris Kuhlen, the Company’s General Counsel.

16.	If I have additional questions, who can I ask?

We encourage you to speak with any member of the senior management team. For any benefits related questions, please ask Chris Kuhlen. We realize that you may have many questions over the coming weeks. We will communicate new information when it becomes available and will provide answers to questions as soon as possible after decisions are made.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Synthorx’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Synthorx, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks relating to the ability to complete and the timing of completion of the transactions contemplated by the merger agreement including the parties’ ability to satisfy the conditions to the consummation of the Tender Offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement. The forward-looking statements contained in this communication are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Tender Offer and the merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Tender Offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Tender Offer or the merger; the effects of disruption from the transactions of Synthorx’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees or vendors. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on the companies’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in in Synthorx’s public filings with the SEC from time to time, including Synthorx’s most recent Annual Report on Form 10-K for the year ended December 31, 2018, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Synthorx’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Synthorx does not undertake any obligation to update or revise any forward-looking information or statements.

About the Tender Offer

The tender offer for the outstanding shares of Synthorx common stock referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the SEC upon the commencement of the tender offer. At the time the Tender Offer is commenced, Sanofi and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and Synthorx will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. SYNTHORX STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SYNTHORX SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Synthorx at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available free of charge at the SEC’s web site, http://www.sec.gov, or under the “Investors & Media” section of Synthorx’s website, www.synthorx.com. Free copies of these materials and certain other offering documents will be sent to Synthorx’s stockholders by the information agent for the Tender Offer.

Additional Information

In addition to the Solicitation/Recommendation Statement, Synthorx files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Synthorx at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Synthorx’s filings with the SEC are also available to the public from commercial document-retrieval services and the SEC’s website at http://www.sec.gov.